FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. RESPONDS TO
PRESS RELEASE ISSUED BY FUTURISTIC BRANDS

VANCOUVER, CANADA, February 19, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, responded to a press release issued Wednesday by Futuristic Brands USA, Inc., reporting that Futuristic had filed a lawsuit against Leading Brands.

Leading Brands believes this purported action is in response to a lawsuit against Futuristic and other parties, initiated by Leading Brands in October 2003. That action alleges numerous violations of agreements, fiduciary responsibilities and other obligations by Futuristic, Thomas Lines and others, including the former president of the company’s subsidiary, Leading Brands of America, Inc.

Leading Brands Chairman & CEO Ralph D. McRae said that the Company has not received the complaint described in Futuristic’s press release, but categorically denies these allegations. The company will vigorously defend any action brought by Futuristic, as well as actively pursue its own complaints against Futuristic and the other defendants.

The company believes that neither of these disputes have or will have a material consequence to the company or its business.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Pez® 100% JuicesTM, Soy2OTM, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com